Mail Stop 4561

March 31, 2008

Stacey V. Weikel
Senior Vice President
Sovereign Bancorp, Inc.
75 State Street
Boston, Massachusetts 02109

> **RE: Sovereign Bancorp, Inc.**
> **Item 4.01 Form 8-K Filed March 27, 2009**
> **File No. 1-16581**

Dear Ms. Weikel:

We have reviewed your Form 8-K and have the following comments. In our comments we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed March 27, 2009

General

1.   Revise the fourth paragraph of the discussion to update the subsequent interim period date to March 24, 2009.

2.   Reference is made to the disclosure appearing in the sixth paragraph regarding consultations with Deloitte & Touche LLP. Please tell us and revise the filing as applicable, if the company had preclearance discussions with the Office of the Chief Accountant regarding registrant matters.

3.   Provide a new letter of the former accountants that addresses the revised disclosure.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695 if you have questions.

Sincerely,

Chris Harley
Staff Accountant

cc: Mr.Kirk Walters
    Mr. Richard Toomey